UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

One Stop Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68247W109

(CUSIP Number)

Randy Jones

2235 Enterprise Street, Suite 110

Escondido, California 92029

(760) 745-9883

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Randy Jones
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 57,500
	8.	Shared Voting Power 1,263,749
	9.	Sole Dispositive Power 57,500
	10.	Shared Dispositive Power 1,263,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,321,249
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (1)
14.	Type of Reporting Person IN

(1)

Assumes 14,241,667 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 14,184,167 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2018, and including the additional (i) 50,000 option shares held by the Reporting Person which have vested as of the date of this statement on Schedule 13D and (ii) assuming the vesting of 7,500 restricted stock units held by the Reporting Person which will vest within sixty (60) days of this statement on Schedule 13D.

1.	Names of Reporting Persons. Randy Jones and Roseann Piazza Jones Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,263,749
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,263,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,749
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%(1)
14.	Type of Reporting Person OO

(1)

Assumes 14,184,167 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 14,184,167 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2018.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of One Stop Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2235 Enterprise Street, Suite 100, Escondido, California 92029.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Randy Jones and Randy Jones and Roseann Piazza Jones Revocable Trust (the “Reporting Persons”).

(b)	The Reporting Persons’ address is: 2235 Enterprise Street, Suite 100, Escondido, CA 92029.

(c)	Randy Jones is a director of Issuer.

(d)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Jones is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Randy Jones is a member of the board of directors of the Issuer.

Prior to the Issuer’s initial public offering (“IPO”), the Reporting Persons holdings consisted of (i) 1,263,749 shares of common stock held by Randy Jones and Roseann Piazza Jones Revocable Trust, and (ii) 50,000 shares of common stock that Mr. Jones had the right to acquire from the Issuer within 60 days of January 11, 2018 pursuant to exercise of stock options. Mr. Jones shares joint voting and investment control of Randy Jones and Roseann Piazza Jones Revocable Trust with his wife Roseann P. Jones.

On April 11, 2018, Mr. Jones was granted 7,500 Restricted Stock Units (“RSU”). Each RSU represents a contingent right to receive one share of OSS common stock. The closing price of OSS on April 11, 2018 was $4.17. The RSU vests one (1) year following the date of the RSU grant. As of the date of this Schedule 13D, all 7,500 RSU’s remain unvested and unexercisable, but will vest and become exercisable within 60 days of the date of this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons are considered control persons of the Issuer by virtue of Randy Jones’ status as a director of the Issuer. The securities of the Issuer were acquired by the Reporting Persons for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Schedule 13D, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 1,321,249 shares. The Common Stock held by the Reporting Persons represents approximately 9.3% of the Common Stock outstanding of Issuer as of October 31, 2018.

(b) Mr. Jones has sole voting and dispositive power over the shares of common stock of which he owns individually. Mr. Jones shares joint voting and investment control over the shares of common stock owned by Randy Jones and Roseann Piazza Jones Revocable Trust with his wife Roseann P. Jones.

(c) See Item 3, above.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 3 and Item 5 of this Schedule 13D, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Notice of Grant of Restricted Stock Unit, dated April 11, 2018.

Exhibit 3*	One Stop Systems, Inc. 2017 Stock Equity Incentive Plan and related form agreements.

*

Filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-222121) filed with the Securities and Exchange Commission on December 18, 2017 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RANDY JONES

February 15, 2019
Date

/s/ Randy Jones
Signature

Randy Jones
Name/Title

RANDY JONES AND ROSEANN PIAZZA JONES REVOCABLE TRUST

February 15, 2019
Date

/s/ Randy Jones
Signature

Randy Jones, Co-Trustee
Name/Title